Delisting Determination,The Nasdaq Stock Market, LLC,
September 10, 2007, Catuity Inc. The Nasdaq Stock Market, Inc.
(the Exchange) has determined to remove from listing the common stock of Catuity Inc. (the Company), effective at the opening of the trading session on September 20, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace
Rule: 4310(c)(14). The Company was notified of the Staffs determination on August 16, 2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the
Staff determination to delist the Company became final on August 27, 2007.